EXHIBIT I
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CONTACT INFORMATION:

PRESS RELATIONS                                  INVESTOR RELATIONS
Kimberley Emmerson                               Chaya Cooperberg
(519) 746-6114 ext. 2562                         (519) 746-6114 ext. 2757
kemmerson@descartes.com                          ccooperberg@descartes.com
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                 DESCARTES PROVIDES UPDATE ON FINANCIAL RESULTS

WATERLOO, ONTARIO, MAY 10, 2004 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), today announced the results of its review of its unaudited consolidated financial statements for the fiscal year ended January 31, 2004 (FY04). The Company also announced today preliminary results for the first quarter of fiscal year 2005 (Q1FY05) ended April 30, 2004. All dollar amounts are in U.S. dollars, reported in accordance with U.S. GAAP (Generally Accepted Accounting Principles), and are approximate based on reviews undertaken to date.

FISCAL 2004 RESULTS

The Company determined to undertake a review of its FY04 financial statements primarily due to the Company's significant difficulties in collecting certain receivables, particularly within the Asia Pacific geographic region. The Company previously released unaudited FY04 financial results in its March 10, 2004 press release, but has not yet filed its FY04 financial statements. The Company is continuing to work with its auditors to complete the audit of its FY04 financial statements, which it anticipates filing prior to the June 20, 2004 filing deadline. As the audit of the FY04 financial statements is not yet complete, the Company has taken into account new information acquired subsequent to year-end and subsequent to its March 10, 2004 announcement in preparing its FY04 financial statements.

Based on its review of its FY04 financial statements, the Company has determined it will make adjustments to its FY04 financial statements, including the following:


o Increase its allowance for doubtful accounts receivable by $5.0 million (to a total of $8.0 million) based on a specific review of each of its accounts receivable. This increase in allowance relates primarily to accounts receivable based in the Asia Pacific region and a significant account receivable based on a contract entered into with a single customer based in Europe in the second quarter of FY04. The Company intends to vigorously pursue the collection of these accounts.

o Reduce revenue and related cost of goods sold relating to a significant contract with a customer in China that the Company previously contemplated recognizing in the fourth quarter of FY04, resulting in a decrease of $1.1 million in total revenues for FY04, and a decrease of $0.5 million in cost of goods sold (which, for this customer, is payable on receipt of payment from this customer.) Due to the combination of the ongoing delay in obtaining approval of various Chinese authorities to enable the Company to collect payments from customers in China, and the fact that the customer has not yet deployed the licensed software, the Company has determined that the revenue and cost of goods sold from this contract should not be recognized in the fourth quarter of FY04. The Company intends to
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    continue to pursue the approval of the Chinese authorities and the collection of amounts owing from this customer.

o Increase expenses by $1.3 million consisting of a one-time non-cash write-down of $1.2 million relating to certain assets which have been determined to be impaired or otherwise should be written-off, and $0.1 million relating to an Ontario employer health tax reassessment issued subsequent to FY04 year-end.

o Reduction of bad debt expense by $0.4 million relating to an arbitration award in favor of the Company issued subsequent to FY04 year-end.

As a result of these adjustments and provisions, the Company anticipates that, in relation to the unaudited financial results for FY04 that were previously released on March 10, 2004, total audited revenues will decrease by $1.1 million to $60.6 million, the audited loss per share will increase by $0.16 to $0.84, total audited assets will decrease by $6.5 million to $128.6 million and total audited liabilities will decrease by $0.2 million to $38.2 million.

PRELIMINARY ESTIMATE OF FIRST QUARTER FISCAL 2005 RESULTS

The Company's preliminary estimate of total revenues for Q1FY05 is $13.3 to $13.6 million, which is below the Company's expectations of $15.5 to $16.5 million set forth in its March 10, 2004 press release. No amount will be recognized on account of the large China contract referred to above in Q1FY05 despite an additional payment of approximately $1.0 million coming due within Q1FY05.

The preliminary loss per share for Q1FY05 is expected to be in the range of $0.27 and $0.25, greater than the total loss per share expectations of $0.13 to $0.11 previously set forth in the March 10, 2004 press release. Included in the expenses for Q1FY05 is approximately $2.0 million relating to severance costs and contract termination fees related to the commencement of cost reduction initiatives by the Company.

The Company's aggregate cash and cash equivalents and marketable securities declined over Q1FY05 from $65.1 million to approximately $56.0 million primarily due to cash used in operations and reduced collections in the quarter. As at April 30, 2004, the outstanding principal amount of the Company's convertible debentures due June 30, 2005 was $27.0 million.

"Given our results for Q1FY05, we are pursuing further cost reduction initiatives to bring expenses in line with revenues," said Brandon Nussey, Descartes' chief financial officer and one of two members of Descartes' Office of the CEO.

The Company anticipates that final unaudited financial results for Q1FY05 will be issued by way of press release on June 2, 2004, accompanied by a conference call hosted by management on that same day.

CONFERENCE CALL TODAY

Company management will host a conference call today at 8:00 a.m. ET, to discuss today's announcement. The conference call is accessible by dialing (913)
981-5518 or (800) 289-0485. The live
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audio Web cast can be accessed at www.descartes.com/investors. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing (888) 203-1112 or
(719) 457-0820 and quoting reservation number 316354. An archived replay of the Web cast will also be available through the Descartes Web site at www.descartes.com/investors.

Final unaudited Q1FY05 financial results will be reviewed during the Company's regularly scheduled conference call on June 2, 2004 at 8:00 a.m. ET.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of supply chain solutions. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' integrated suite of services provides connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. Enabling distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets; Descartes services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

     All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This release contains forward-looking statements that relate to Descartes'
operating performance, financial results and condition, cost reduction initiatives, the pursuit of outstanding accounts receivable, the pursuit of regulatory approvals from Chinese authorities, the filing of its audited financial statements for FY04 and the release of its unaudited financial results for Q1FY05 and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the preliminary nature of the financial results included in this press release; the ability to achieve cost reductions on a timely basis; the ability to collect any specific account receivable or obtain regulatory approvals; Descartes' history of losses; operating results which may fluctuate significantly from period to period; the ability to attract and retain key personnel; additional impairment charges required by applicable accounting principles; global economic, market and political conditions; adoption and acceptance of Descartes' technology and pricing model by customers; increased competition and exposure through international operations; errors or defects in Descartes' products; the ability to adapt to emerging technologies; the ability to successfully secure and protect patents, trademarks and other proprietary rights; infringement of third-party intellectual property rights; currency fluctuations; and the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.